02045507

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ___________

Commission File Number: 000-26732

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gadzooks, Inc. Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gadzooks, Inc., 4121 International Parkway, Carrollton, Texas 75007.

GADZOOKS, INC. SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2001 and 2000

GADZOOKS, INC. SAVINGS PLAN

Table of Contents

TravisWolff
ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, LLP

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265
972.661.1843 tel
972.490.4120 fax
www.traviswolff.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Gadzooks, Inc. Savings Plan
Carrollton, Texas

We have audited the financial statements, as listed in the accompanying table of contents, of Gadzooks, Inc. Savings Plan (the "Plan") as of December 31, 2001 and 2000 and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

June 5, 2002
Dallas, Texas

GADZOOKS, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ 2,607,218	$ 2,486,754
Gadzooks common stock	308,408	171,412
Participant notes receivable	52,942	33,570
	2,968,568	2,691,736
Receivables:		
Employer contribution	-	12,259
Participant contributions	-	19,379
	-	31,638
Total assets	2,968,568	2,723,374
LIABILITIES:		
Excess contributions payable	97,961	55,403
Net assets available for benefits	$ 2,870,607	$ 2,667,971

The accompanying notes are an integral part of the financial statements.

GADZOOKS, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (215,248)	$ 37,327
Interest and dividends	25,801	169,869
Other income (loss)	361	(34,024)
	(189,086)	173,172
Contributions:		
Employer	198,797	156,931
Employees	565,491	482,845
	764,288	639,776
Distributions:		
Participants/beneficiaries	(372,566)	(318,408)
Net increase in net assets available for benefits	202,636	494,540
Net assets available for benefits:		
Beginning of year	2,667,971	2,173,431
End of year	$ 2,870,607	$ 2,667,971

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of Plan

The following description of the Gadzooks, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have one year of service (1,000 hours or more) and are age twenty-one or older. The Plan is intended to constitute a qualified cash or deferred profit sharing plan within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In November 1997, the Board of Directors approved and adopted an individually-designed restatement of the Plan effective April 1, 1998, in conjunction with the Board approving a change in the Plan trustee. The restated Plan provided by the new trustee is an Internal Revenue Service ("IRS") approved prototype plan with an Adoption Agreement which conforms to the prototype plan.

Effective July 1, 2001, an IRS approved prototype plan with an Adoption Agreement which conforms to the prototype plan was adopted in conjunction with a change to a new Plan trustee. Subsequent to year-end, the Plan has decided to obtain a specific IRS approval for the Company's adopted prototype Plan.

Employer contributions

The Company contributes fifty percent of the first 5% of the annual compensation that a participant contributes to the Plan. If an employee should terminate from the Company prior to being 100% vested, the nonvested portion of the employer contribution would be forfeited. The forfeited portion is applied to reduce the Company's matching contribution.

Effective November 4, 2001, the Board of Directors suspended the Company's discretionary matching contributions to the Plan due to the effects of the economy subsequent to September 11, 2001. Subsequent to year end, the Company resumed the matching contributions.

Note 1 - Description of Plan - (Continued)

Employee contributions

Participating employees may elect to contribute up to 15% of their compensation to the Plan, subject to a limit on calendar year contributions set forth by the Internal Revenue Service. The limit was $10,500 per individual in 2001 and 2000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds and the Company's common stock as investment options for the participants.

Administrative expenses

All administrative expenses are paid by the Company and, as such, have not been included in the accompanying financial statements.

Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contribution, and allocated investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of a participant's account and the earnings thereon is based on years of service. Participants are 100% vested after five years of service with the Company.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant's notes receivable. Loan terms cannot exceed five years from the date the note was executed unless the loan is for the purchase of a primary residence. Fees and expenses incurred in originating the loan will be paid by the qualified applicant out of the proceeds of the loan. The loans are secured by the balances in the participants' accounts and bear interest at reasonable rates commensurate with local prevailing rates as determined by the loan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Note 1 - Description of Plan - (Continued)

Payment of benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the value of his or her account, determined in accordance with the Plan vesting schedule, if the account balance is equal to or less than $3,500. If a participant's account balance exceeds $3,500, they may elect to receive a lump-sum distribution or to maintain their account balance in the Plan. In-service distributions may be made due to hardships, as defined in the Plan, or when a participant attains 59½ years of age.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Tax status

Effective, July 1, 2001, the Plan has adopted a new IRS approved prototype Plan agreement in conjunction with a change to a new Plan trustee. Although this new Plan has an IRS determination letter, the Plan has decided to obtain a specific determination letter specifically for this Plan. Currently, this application for a determination letter is in process. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Effective April 1, 1998 through June 30, 2001, the Plan was an IRS approved prototype plan with an Adoption Agreement which conformed to the prototype plan. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Payment of benefits

Benefits are recorded when paid.

Note 3 - Investments

Investment valuation

The investments of the Plan are stated at fair value and are based on quoted market prices as of the last trading day of the Plan year. Investment income is accrued as earned. The following presents investments that represent 5% or more of the Plan's net assets at December 31:

Name of Fund	2001	2000
Gadzooks Common Stock	$ 308,408	$ 171,412
S & P Index Fund for EBT Ret	222,662	
Stable Return Fund for EBT Ret	395,449	
Aim Basic Fund	949,035	
Dreyfus Midcap Value	159,700	
WF Diversified Bond	259,795	
WF Outlook 2020	325,980	
Merrill Lynch Ret. Preservation Trust		217,043
PIMCO Total Return Fund		282,525
Merrill Lynch S & P 500 Index Fund		144,121
AIM Balanced Fund		299,587
Davis New York Venture Fund		1,387,599

Note 3 - Investments - (Continued)

Investment gains and losses

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value, as follows:

Type of Fund / Investment		2001		2000
Mutual funds	$	(208,922)	$	(74,149)
Common stock		(6,326)		111,476
	$	(215,248)	$	37,327

Note 4 - Forfeitures

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $26,710 and $3,282, respectively. These accounts will be, or were, used to reduce employer contributions. Employer contributions were reduced during the years ended December 31, 2001 and 2000 by $1,130 and $49,830, respectively, from forfeited nonvested accounts.

Note 5 - Excess Contributions Payable

Contributions for the year ended December 31, 2001 were net of payments of $97,961, made subsequent to year end, to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Contributions for the year ended December 31, 2000 were net of payments of $55,403, made in March 2001 to return excess contributions.

SUPPLEMENTAL SCHEDULE

GADZOOKS, INC. SAVINGS PLAN

Schedule of Assets Held at End of Year
Form 5500 - Schedule H - Line 4i
December 31, 2001

EIN: 74-2261048 PN: 001

(a) Party in Interest	(b) Identity of Issue	(c) Description of Investments		(e) Current Value
	Wells Fargo	S & P Index Fund for EBT Ret	$	222,662
	Wells Fargo	Stable Return Fund for EBT Ret		395,449
	Wells Fargo	Aim Basic Value		949,035
	Wells Fargo	Dreyfus Midcap Value		159,700
	Wells Fargo	Janus Advsr Worldwide Growth		97,860
	Wells Fargo	MFS New Discovery		33,974
	Wells Fargo	WF Diversified Bond		259,795
	Wells Fargo	WF Large Company Growth		141,181
	Wells Fargo	WF Outlook 2020		325,980
	Wells Fargo	WF Outlook 2030		13,123
	Wells Fargo	WF Outlook 2040		8,459
*	Gadzooks, Inc.	Common Stock		308,408
	Participant Notes Receivable	8 - 10%		52,942
			$	2,968,568

Column (d) Cost is not required since all investments are directed by the participants.

See independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GADZOOKS, INC. SAVINGS PLAN

Date: June 28, 2002

By: /s/ James A. Motley
James A. Motley
Member of Administrative Committee

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Gadzooks, Inc. Savings Plan
Carrollton, Texas

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Gadzooks, Inc. Savings Plan of our report dated June 5, 2002, with respect to the financial statements and schedule of the Gadzooks, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Travis, Wolff & Company, L.L.P.

TRAVIS, WOLFF & COMPANY, L.L.P.

Dallas, Texas
June 5, 2002